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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 2 2015
SEC PROCESSING WASH. D.C.

SEC FILE NUMBER
8- 17885

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Pacific Crest Securities LLC*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___111 SW Fifth Avenue, 42nd Floor___
(No. and Street)

___Portland___   ___OR___   ___97204___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Daniel R. Shank___   ___503-248-0721___
                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Moss Adams LLP___
(Name – *if individual, state last, first, middle name*)

___805 SW Broadway, Suite 1200___   ___Portland___   ___OR___   ___97205___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __Daniel R. Shank, CFO_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Pacific Crest Securities LLC_____, as of __December 31_____, 20__14____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

STATE OF __Oregon_____

COUNTY OF __Multnomah_____

DATED __2/27/2015_____

Margaret Hanschar

Notary Public

MY COMMISSION EXPIRES 4/6/2017

David R. Shank
Signature

__Chief Financial Officer_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Report of Independent Registered Public Accounting Firm
and Statement of Financial Condition for

Pacific Crest Securities LLC and Subsidiary

December 31, 2014

Filed pursuant to Rule 17a-5(e)(3) under the
Securities and Exchange Act of 1934
as a PUBLIC DOCUMENT

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Pacific Crest Securities LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Pacific Crest Securities LLC and Subsidiary (the Company) as of December 31, 2014, that is to be filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Pacific Crest Securities LLC and Subsidiary as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Portland, Oregon
February 27, 2015



PACIFIC CREST SECURITIES LLC AND SUBSIDIARY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014
(amounts in thousands)

ASSETS

Cash and cash equivalents	$	40,272
Deposit with clearing agent		250
Due from clearing agent		1,554
Prepaid expenses and other		486
Commissions receivable from customers		96
Receivables from noncustomers, net of allowance		3,358
Property and equipment, net		1,210
Deferred tax asset, net		1,085
Total assets	$	48,311

LIABILITIES AND MEMBER'S EQUITY

Salaries and wages payable	$	20,165
Payable to related party		913
Accounts payable and accrued expenses		1,589
Reserve on subleased office space		409
Deferred revenue		56
Total liabilities		23,132

COMMITMENTS AND CONTINGENCIES (Notes 5 and 8)

MEMBER'S EQUITY		
Member's equity		11,068
Retained earnings		14,111
Total member's equity		25,179
Total liabilities and member's equity	$	48,311

Note 1 – General Information and Significant Accounting Policies

The accompanying consolidated financial statements include Pacific Crest Securities LLC (the Company) and its wholly-owned subsidiary, Pacific Crest Securities UK Ltd (PCS UK). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is primarily engaged in a single line of business as a full service investment bank, providing research, principal and agency transactions, underwriting, and other corporate finance services. PCS UK was formed in December 2013 to enhance the Company's corporate finance capabilities. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates, and demand for investment banking and securities brokerage services, all of which have an impact on the Company's financial condition.

On September 3, 2014, Pacific Crest Securities Holdings Inc. (Holdings), the parent company and sole member of the Company, was acquired by KeyCorp. The Company did not elect push down accounting upon the change in control event. The Company is treated as a disregarded division of Holdings for federal, state, and local income tax purposes. The federal, state, and local income taxes related to the Company will be paid to the various tax authorities by Holdings. Since the Company funds the payment of these taxes from its operations, the Company has provided for income taxes on these stand-alone financial statements.

Following the acquisition of Holdings, KeyCorp and the Company filed a Continuing Member Application (CMA) with FINRA requesting approval to merge the Company with KeyBanc Capital Markets Inc. (KBCM), a subsidiary of KeyCorp. Approval of the CMA is expected in the first quarter of 2015. After receiving approval, the Company is expected to be merged into KBCM, with KBCM as the surviving entity.

Principles of consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes – Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

3

Note 1 – General Information and Significant Accounting Policies (continued)

The Company applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 740-10, *Income Taxes*, relating to accounting for uncertain tax positions. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in tax expense. See Note 9 for additional details.

Cash and cash equivalents – Cash and cash equivalents consist of cash and highly-liquid investments with initial maturities of 90 days or less.

As of December 31, 2014, $3,362,000 of the Company's cash balance was held with the Company's clearing agent in interest-bearing accounts, $4,433,000 was held with KeyBank, a related party. The remaining cash and cash equivalent balance of $32,477,000 was held at other financial institutions and may exceed federally insured limits.

Due from clearing agent – The Company's customers' transactions are introduced to the clearing agent for execution, clearance, and settlement. Customers are required to complete their transactions on settlement date, generally three business days after the trade date. The amount due from clearing agent represents amounts receivable in connection with the clearance of customer securities transactions. The Company believes that all amounts are collectible and, therefore, has not recorded an allowance for doubtful accounts. No amounts were written off as a result of nonpayment of amounts due from clearing agent during the year ended December 31, 2014.

Property and equipment – Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

Commissions receivable from customers – Commissions receivable from customers represent revenue earned for research services provided to customers. Amounts due from customers are recorded at the invoiced amount and do not bear interest. As of December 31, 2014, $96,000 was due to the Company from customers. No reserve for bad debts was considered necessary at December 31, 2014.

4

Note 1 – General Information and Significant Accounting Policies (continued)

Receivables from noncustomers – Receivables from noncustomers relate to transactions derived from investment banking activity. Amounts due from noncustomers are generally uncollateralized, recorded at the invoiced amount and do not bear interest. The Company continually evaluates these receivables for collectability. At December 31, 2014, three noncustomer receivables accounted for approximately 53% of total outstanding receivables from noncustomers, all of which was collected in January 2015. At

December 31, 2014, the Company recorded a $50,000 reserve for bad debts, based on trends in the current business environment. Historically, the Company has successfully collected the originally invoiced amounts.

Subsequent event evaluation – Subsequent events are events or transactions that occur after the date of the statement of financial condition, but before the financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition, but arose after that date and before the financial statements are issued.

The Company has evaluated subsequent events through February 27, 2015 which is the date the financial statements were issued.

Note 2 – Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis.

Note 3 – Net Capital

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital, as defined by the SEC Uniform Net Capital Rule 15c3-1, of $19,040,000 which was $17,498,000 in excess of its required net capital of $1,542,000. The Company's ratio of aggregate indebtedness to net capital was 1.21 to 1 at December 31, 2014.

Note 4 – Profit Sharing Plans

The Company had two qualified profit sharing and 401(k) plans (the Plans). Eligible employees were able to make voluntary contributions to the Plans up to 100% of their total compensation within the IRS guidelines. The Company matched 25% of the employee's contribution up to 4% of total compensation. In addition, the Company could have made annual profit sharing contributions.

Note 4 – Profit Sharing Plans (continued)

Effective September 2, 2014, the Plans were terminated in conjunction with the KeyCorp acquisition of Holdings. Following the acquisition, the Company's employees are covered under the KeyCorp Plan which is qualified under section 401(k) of the Internal Revenue Code. Eligible employees may make voluntary contributions to the KeyCorp Plan up to 100% of their total compensation within the IRS guidelines. The Company matches 100% of the employee's contribution up to 6% of total compensation. In addition, the Company may make annual profit sharing contributions.

Note 5 – Leases

The Company has noncancelable operating leases, which expire at various dates during the next five years, including leased premises for its Portland, Boston, Stamford, San Francisco, New York, and Beijing operations, and for equipment leases.

Future minimum lease payments under noncancelable operating leases with initial or remaining lease terms in excess of one year as of December 31, 2014 are as follows:

Year ending December 31,		
2015	$	2,016,000
2016		1,979,000
2017		1,225,000
2018		1,040,000
2019		151,000
	$	6,411,000

During 2014, the Company entered into a five year lease for additional office space in New York. As a result of the acquisition of Holdings by KeyCorp, it was determined that additional space would not be utilized. Effective January 30, 2015, the Company executed a sublease for the space.

Note 6 – Stock Option Plan

In 2008, the 2008 Equity Incentive Plan (the Plan) was adopted by Holdings. A total of 683,404 shares of common stock was reserved for the grant of stock options to employees. Options granted pursuant to the Plan may be either incentive stock options as defined in Section 422 of the Internal Revenue Code, or nonqualified stock options, at the discretion of the Board. Under the Plan, options generally vest over four years. Options granted under the Plan must be exercised within three months of the optionee's termination of employment and within ten years of the date of the grant. Option prices are equal to the greater of the fair market value of the shares at the date of grant or $12.13.

Note 6 – Stock Option Plan (continued)

The number of shares and exercise prices related to stock option transactions during the year ended December 31, 2014 are summarized below:

	Total Number of Stock Options		Weighted Average Per Share Exercise Price
Balance - December 31, 2013	475,000	$	12.13
Canceled in conjunction with acquisition by KeyCorp	(475,000)	$	12.13
Balance - December 31, 2014	-	$	-
Vested or expected to vest at December 31, 2014	-	$	-

Note 7 – Concentration of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf of investors, including other brokers and dealers, commercial banks, U.S. governmental agencies, mutual funds, and financial institutions, and are generally collateralized. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

The Company has agreed to indemnify the clearing broker-dealer for losses that it may sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2014, no liability was recorded. All balances were subsequently settled in the normal course of business within the three-day settlement period.

Note 8 – Commitments and Contingencies

Litigation – The Company is involved in various legal actions in the normal course of its business. In the opinion of management, based in part on discussions with counsel, the ultimate disposition of such matters will not have a material effect on the financial position, results of operations, or liquidity of the Company.

Letters of credit – The Company has three standby letters of credit with a bank for performance under three leases for office space in the aggregate amount of $291,000.

Note 8 – Commitments and Contingencies (continued)

Regulatory sanction – In January 2015, the Company began discussions with FINRA regarding the amount of a potential sanction for the Company's violation of Rule 2711 that occurred during 2014. The estimated range of the sanction is between $100,000 and $450,000. No amount within this range appears to be a better estimate than any other amount. Therefore, in accordance with *ASC Section 450-20-30,* the Company established a $100,000 liability for the year ended December 31, 2014.

Note 9 – Income Taxes

The components of deferred tax assets and liabilities as of December 31, 2014 are as follows:

Deferred tax assets	
Property, plant, and equipment	$ 37,000
Allowance for bad debt	19,000
Share-based compensation	1,164,000
Total deferred tax assets	1,220,000
Deferred tax liabilities	
State income taxes	(23,000)
Prepaid expenses	(112,000)
Total deferred tax liabilities	(135,000)
Net deferred tax asset (liability)	$ 1,085,000

The Company is a single member LLC, treated as a division of Holdings for federal, state, and local income tax purposes. The federal, state, and local income taxes related to the Company will be paid to the various tax authorities by Holdings. Since the Company funds the payment of these taxes from its operations, the Company has provided for income taxes on these stand-alone financial statements.

The Company considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become deductible. The Company considered the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and available tax-planning strategies, the Company believes it is more likely than not that they will realize the benefits of these deductible differences. As of December 31, 2014, the Company has not recorded any valuation allowance on its deferred tax assets.

Note 9 – Income Taxes (continued)

As of December 31, 2014, the Company had no unrecognized tax benefits. The Company does not anticipate that the amount of unrecognized tax benefits will significantly increase or decrease in the next 12 months. The Company files consolidated U.S. federal and state income tax returns, which are subject to examination by the taxing authorities for years 2011 and later.

During 2010, Holdings purchased two State of Oregon Business Energy Tax Credits (BETC's) from an unrelated party. The aggregate five-year credit amounts are $538,000, and are effective for the tax years 2009 through 2013 and 2010 through 2014. The Company paid $392,000 for the BETC's.

Note 10 – Property and Equipment

Property and equipment consisted of the following at December 31, 2014:

Furniture and equipment	$ 2,146,000
Leasehold improvements	1,817,000
	3,963,000
Less accumulated depreciation and amortization	(2,753,000)
	$ 1,210,000

Note 11 – Payable to Related Parties

As of December 31, 2014, $121,000 represents an amount payable to KeyCorp. This is an amount allocated to the Company for legal, compliance and accounting services provided by KeyCorp pursuant to an expense sharing agreement.

As of December 31, 2014, $792,000 represents an amount payable to Holdings for the income tax liability generated by the Company's operations.